

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2012

Amee Han Lombardi
President and Treasurer
Han Logistics, Inc.
3889 Vistacrest Drive
Reno, NV 89509

> **Re:** **Han Logistics, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-52273**

Dear Ms. Han Lombardi:

We issued a comment to you on the above captioned filing on January 24, 2012. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to contact us by March 15, 2012 to provide a substantive response to this comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by March 15, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, Stacie Gorman, Attorney Advisor, at 202-551-3585, Duc Dang, Attorney Advisor, at 202-551-3386, or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief